EXHIBIT 99.1

Precision Drilling Confirms Its Offer; Strongly Encourages Trinidad Drilling Shareholders Not to Tender to Ensign Offer and to Vote for Value Creating Combination With Precision

This news release contains "forward-looking information and statements" within the meaning of applicable securities laws. For important information with respect to such forward-looking information and statements and the further assumptions and risks to which they are subject, see the "Cautionary Statement Regarding Forward-Looking Information and Statements" later in this news release.

CALGARY, Alberta, Nov. 23, 2018 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision” or “the Company”) (TSX:PD; NYSE:PDS) today confirms its continued support for the strategic share exchange merger (the “Precision Transaction”) with Trinidad Drilling Ltd. (“Trinidad”) (TSX:TDG) on the basis of 0.445 of a Precision common share (a “Precision Share”) for each Trinidad common share (a “Trinidad Share”).

The Company strongly encourages Trinidad shareholders not to tender their Trinidad Shares to Ensign Energy Services Inc’s. (“Ensign”) (TSX:ESI) opportunistic all cash take-over offer for all of the Trinidad Shares (the “Ensign Offer”), at near an all-time low value for Trinidad. Further, the Trinidad Board of Directors (“Trinidad Board”) has unanimously recommended that Trinidad shareholders REJECT the inadequate Ensign Offer.

Trinidad shareholders do not need to take any action if they wish to NOT tender their Trinidad Shares. Trinidad shareholders that have questions or require assistance with withdrawing their Trinidad Shares which were tendered in error should contact Trinidad's Information Agent, D.F. King Canada, toll free at 1.866.521.4427 (212.771.1133 by collect call) or by email at inquiries@dfking.com. Trinidad and Precision shareholders will have the opportunity to vote for the Precision Transaction on December 11, 2018. If you are a beneficial shareholder that has not received your materials for the securityholder meetings to approve the Precision Transaction you are encouraged to contact your broker directly for information on how to vote your shares.

The Precision Share price is positioned to benefit in the near-term from potential macro developments and Trinidad shareholders can participate in the potential upside by not accepting the Ensign Offer and voting in favor of the Precision Transaction. Strengthening natural gas prices, a potentially supportive OPEC meeting on December 6th, new Permian pipelines set to open in 2019 and 2020, and potential solutions to solve the challenged Canadian WCS spread are all expected to be near-term catalysts for Precision.

The acceleration by Ensign of the inadequate Ensign Offer, at a historically low value for Trinidad, seeks to deprive Trinidad shareholders the opportunity to properly consider the Precision Transaction and to deny Trinidad shareholders the value of time by forcing them to make a rash decision without the potential benefit of exposure to near-term positive macro events. The acceleration of the inadequate Ensign Offer benefits Ensign at the expense of Trinidad shareholders. Ensign has the ability to extend the timing of its offer to allow the Trinidad shareholders more time to consider the merits of the Precision Transaction.

Precision’s President and CEO Kevin Neveu stated: “Precision’s operations continue to demonstrate strength and we see a number of positive catalysts as we survey the energy market outlook. We expect to generate significant free cash flow from our industry-leading rig fleet, supported by several billion dollars of capital investment this decade.”

“Current oilfield sector valuations are near decade-low valuations, and this does not appear to be the time to sell for cash. In fact, the Precision Board and management have been buying Precision Shares over the past month. By voting to combine with Precision, the Trinidad shareholders are well positioned to benefit from the strength of the combined company and the $52 million in annual synergies we expect to generate.”

“We remain committed to our offer and have had positive conversations about the combination’s value creation potential with both Trinidad and Precision shareholders. The superior Precision Transaction offers Trinidad shareholders a clear path to realize significant value and to share in the combined company upside. Trinidad’s excellent assets, strong customer relationships and highly-skilled personnel align well with Precision’s High Performance, High Value operations. Trinidad investors are not receiving appropriate value by selling to Ensign and exiting their investment now as they will be surrendering their unappreciated value to Ensign at a historically low price,” concluded Mr. Neveu.

Precision comments on misinformation press released by Ensign on November 16, 2018:

Ensign’s assertion: “Full and Fair Value for Trinidad Shareholders.”

  Precision believes over time the value realized by Trinidad shareholders by owning 29% of the combined company will be greater than the cash value of $1.68 available now.
  The inadequate Ensign Offer solidifies Trinidad's value at a low point in the industry and takes all the benefit of efficiency gains and future industry improvement for Ensign shareholders, at the expense of Trinidad shareholders.

Ensign’s assertion: “Precision’s depressed share price means that Trinidad Shareholders will not receive full value for their Common Shares.”

  The Precision Share price has fluctuated materially through 2018 and significant upside remains. Based on the exchange ratio of 0.445 of a Precision Share for each Trinidad Share, the value to Trinidad shareholders at Precision’s 2018 high was $2.37 per share, 41% higher than the Ensign offer. This demonstrates the upside potential beyond the current implied exchange price.

Ensign’s assertion: “Trinidad Shareholders will be exposed to the risks of increased financial leverage.”

  Precision’s credit ratings are generally stronger than Trinidad’s credit ratings and each credit agency following Precision viewed the proposed combination with Trinidad positively.
  The Precision Transaction is modestly deleveraging for Precision with year-end 2019 Net Debt/Adjusted EBITDA estimated to be below 3.0x, based on Precision-provided guidance supported by industry research analysts.
  Precision’s credit facility is undrawn with approximately $867 million of liquidity in the combined company as at September 30, 2018.
  Precision’s first note maturity is due in December 2021, over three years from today.
  As demonstrated through previously provided guidance, Precision is expected to generate strong free cash flow and to continue to reduce the combined company’s debt levels.

Ensign’s assertion: “The Inferior Precision Offer is not in the best interest of Trinidad Shareholders.”

  The Trinidad Board has determined the Precision Transaction is in the best interest of Trinidad shareholders.
  The Precision Transaction provides Trinidad shareholders with the opportunity to be part of a combined company with significant upside potential and immediately improved public markets scale and liquidity.

Ensign’s assertion: “The Inferior Precision Offer benefits current Precision shareholders at the expense of Trinidad Shareholders.”

  The Precision Transaction allows Trinidad and Precision shareholders to share in the synergies of the combined company, whereas the inadequate Ensign Offer allows only Ensign shareholders to realize the value of the synergies.
  The Precision Transaction was negotiated by both companies and has the unanimous support of the Trinidad Board.

Precision comments on misinformation press released by Ensign on November 22, 2018:

Ensign’s assertion: “Realization by Precision of synergies from their proposed acquisition of Trinidad is equally uncertain.”

  Precision has completed a detailed review of the combined companies’ potential fixed cost synergies and operational scale-based efficiencies and is confident that its estimate of $52 million in annualized synergies is attainable.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this news release, including statements that contain words such as “could”, “should”, “can”, “anticipate”, “estimate”, “intend”, “plan”, “expect”, “believe”, “will”, “may”, “continue”, “project”, “potential” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information and statements”).

In particular, forward-looking information and statements include, but are not limited to, the following:

  potential macro developments and the potential impact thereon on Precision and the Precision Share price;
  expectations regarding Precision’s ability to generate significant free cash flow from its rig fleet;
  the upside potential of the Precision Shares;
  expected cost synergies arising from the Precision Transaction;
  timing to realize expected synergies;
  the anticipated benefits of the Precision Transaction;
  expectation that the Precision Transaction will create near-term and long-term value for shareholders of Precision and Trinidad achieved through the share exchange structure;
  expected free cash flow generation potential of the Precision Transaction;
  expectations regarding Trinidad's and Precision's ability to carry out expansion and growth plans;
  the increased size and trading liquidity of the securities of Precision following the completion of the combination (“Post-Arrangement Precision”); and
  the expectation that the Precision Transaction will improve Post-Arrangement Precision’s balance sheet and credit profile.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

  the timely receipt of required regulatory and Court approvals;
  the satisfaction of other closing conditions in all material respects and on a timely basis in accordance with the terms of the arrangement agreement between Precision and Trinidad;
  Precision's anticipated financial performance;
  the success of Trinidad's and Precision's operations;
  prevailing commodity prices and exchange rates;
  future operating costs of Trinidad's and Precision's assets;
  the market for Post-Arrangement Precision’s rigs;
  prevailing regulatory, tax and environmental laws and regulations;
  stock market volatility and market valuations;
  that there will be no significant events occurring outside of the normal course of business of Trinidad or Precision, as applicable;
  the fluctuation in oil prices may pressure customers into reducing or limiting their drilling budgets;
  the status of current negotiations with our customers and vendors;
  customer focus on safety performance;
  existing term contracts are neither renewed nor terminated prematurely;
  our ability to deliver rigs to customers on a timely basis; and
  the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  failure to complete the transaction in all material respects in accordance with the arrangement agreement between Precision and Trinidad or at all;
  unforeseen delays in completing this transaction;
  unforeseen difficulties or delays in integrating the assets of Trinidad into Precision's operations;
  volatility in the price and demand for oil and natural gas;
  fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  changes in drilling and well servicing technology which could reduce demand for certain rigs or put us at a competitive disadvantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  the effects of seasonal and weather conditions on operations and facilities;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and gas;
  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results or those of Post-Arrangement Precision or that could affect completion of the proposed combination of Precision and Trinidad are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2017 and the joint management information circular of Precision and Trinidad dated November 5, 2018, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this news release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, CFA
Senior Vice President and Chief Financial Officer
713.435.6111

Ashley Connolly, CFA
Manager, Investor Relations
403.716.4725

Precision Drilling Corporation
800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com